SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 3

AGROFRESH SOLUTIONS, INC.
(Name of the Issuer)

AgroFresh Solutions, Inc.
Project Cloud Holdings, LLC
Paine Schwartz Food Chain Fund V, L.P.
Paine Schwartz Food Chain Fund V GP, L.P.
Paine Schwartz Food Chain Fund V GP, Ltd.
Paine Schwartz Food Chain Fund VI, L.P.
PSP AGFS Holdings, L.P.
Paine Schwartz Partners, LLC
Kevin Schwartz
(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00856G109
(CUSIP Number of Class of Securities)

AgroFresh Solutions, Inc. One Washington Square 510-530 Walnut Street, Suite 1350 Philadelphia, PA 19106 (267) 317-9139 Attn: Thomas Ermi
Project Cloud Holdings, LLC
Paine Schwartz Food Chain Fund V, L.P.
Paine Schwartz Food Chain Fund V GP, L.P.
Paine Schwartz Food Chain Fund V GP, Ltd.
Paine Schwartz Food Chain Fund VI, L.P.
PSP AGFS Holdings, L.P.
Paine Schwartz Partners, LLC
c/o Paine Schwartz Partners, LLC
475 Fifth Avenue, 17th Floor
New York, NY 10017
(212) 379-7200
Attn: Kevin Schwartz & Alexander Corbacho

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Morrison & Foerster LLP 250 West 55th Street New York, NY 10019 (212) 468-8000 Attn: Mitchell S. Presser & Omar E. Pringle	Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, IL 60654 (312) 862-2000 Attn: Corey D. Fox, P.C. & Peter Stach

Morris, Nichols, Arsht & Tunnell LLP 1201 N. Market Street Wilmington, DE 19801 (302) 351-9169 Attn: Eric Klinger-Wilensky

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 3 (this “Final Amendment”) to Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) AgroFresh Solutions, Inc. (“AgroFresh” or the “Company”); (2) Project Cloud Holdings, LLC, a Delaware limited liability company (“Parent”), (3) Paine Schwartz Food Chain Fund V, L.P. (“PSV LP”), a Cayman Islands exempted limited partnership, (4) Paine Schwartz Food Chain Fund V GP, L.P. (“PSV GP LP”), a Cayman Islands exempted limited partnership, (5) Paine Schwartz Food Chain Fund V GP, Ltd (“PSV GP LTD”), a Cayman Islands exempted limited partnership, (6) Paine Schwartz Food Chain Fund VI, L.P. (“Sponsor”), a Cayman Islands exempted limited partnership, (7) PSP AGFS Holdings, L.P. (“PSP AGFS”), a Delaware limited partnership, (8) Paine Schwartz Partners, LLC (“PSP”), a Delaware limited liability company and (9) Kevin Schwartz, a natural person (each of (1) through (9) a “Filing Person,” and collectively, the “Filing Persons”).

The Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 21, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Project Cloud Merger Sub, Inc. (“Merger Sub”), pursuant to which Merger Sub was merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and the Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the definitive proxy statement filed under Regulation 14A of the Exchange Act with the SEC pursuant to which the Company solicited proxies from the Company’s stockholders in connection with the Merger (as amended, the “Proxy Statement”) was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, the Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person is responsible for the accuracy of any information supplied by any other Filing Person.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a), (b) and (d) Source of funds; Conditions; Borrowed funds. Items 10(a), (b) and (d) are hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). Item 1.01, Item 1.02 and Item 2.03 of the Form 8-K is hereby incorporated by reference.

Item 15.	Additional Information

Regulation M-A Item 1011

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

On March 30, 2023, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to (1) approve a proposal to adopt the Merger Agreement and (2) approve, by nonbinding, advisory vote, certain compensation arrangements for the Company’s named executive officers in connection with the Merger.

On March 31, 2023, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, the Company became a subsidiary of Parent.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”):

(i)
Each share of the Company’s common stock, par value $0.0001 per share (“Company common stock”) issued and outstanding immediately prior to the Effective Time (other than (1) shares of Company common stock owned by the Company and not held on behalf of third parties, (2) shares of Company common stock owned by Parent or Merger Sub and (3) shares of Company common stock owned by stockholders of the Company who did not vote in favor of the Merger Agreement or the Merger and who have perfected and not withdrawn a demand for appraisal rights with respect to such shares pursuant to Section 262 of the General Corporation Law of the State of Delaware) was automatically converted into the right to receive from Parent $3.00 in cash, without interest (the “Merger Consideration”).

(ii)
The share of Series A preferred stock of the Company issued and outstanding immediately prior to the Effective Time was automatically converted into the right to receive from Parent $3.00 in cash, without interest.

(iii)
Each share of the Company’s Series B convertible preferred stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time was converted into one share of Series B convertible preferred stock, par value $0.0001 per share, of the surviving corporation.

(iv)
Each outstanding Company stock option and each outstanding Company stock appreciation right for which the exercise price per share or the base price per share, as applicable, was less than the Merger Consideration was automatically cancelled and converted into the right to receive an amount in cash equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price per share of such Company stock option or the base price per share of such Company stock appreciation right, as applicable, and (y) the number of shares subject to such stock option or such stock appreciation right, as applicable, less applicable tax withholdings.

(v)
Each Company stock option and each Company stock appreciation right for which the exercise price per share or the base price per share, as applicable, is equal to or greater than the Merger Consideration was cancelled without payment of any consideration, less applicable tax withholdings.

(vi)
Each outstanding restricted stock unit and phantom stock unit was cancelled and converted into the right to receive an amount in cash equal to the product of (x) the Merger Consideration and (y) the number of shares subject to such Company restricted stock unit or Company phantom restricted stock unit, as applicable, less applicable tax withholdings.

(vii)
Each outstanding Company performance stock unit and phantom performance stock unit, in each case, granted in 2021 or 2022 (each a “Company Performance Award”), was cancelled and converted into the right to receive an amount in cash equal to the product (x) the “target” number of performance-based restricted stock units or the “target” number of performance-based phantom stock units, as applicable, awarded pursuant to the terms of the applicable Company Performance Award (without proration for any portion of the performance period that has not yet been completed), multiplied by (y) the Merger Consideration. Each such cash amount is subject to the same terms and conditions (including time-based vesting conditions and any termination-related vesting entitlements but excluding all performance-based vesting conditions) applicable to the corresponding Company Performance Award immediately prior to the Effective Time; provided that, if, on or within 12 months after the Effective Time, the continuous service of the holder of a Company Performance Award is terminated without “cause” or by the individual for “good reason,” such cash amount will automatically become immediately and fully vested as of the date of termination.

(viii)
Each outstanding unvested restricted share of Company common stock was cancelled and converted into the right to receive an amount in cash equal to the Merger Consideration, less applicable tax withholdings.

On March 31, 2023, the Company notified the Nasdaq Stock Market LLC (“Nasdaq”) that the Merger had been completed. As a result, Nasdaq suspended trading of Company common stock prior to the opening of trading on March 31, 2023. The Company requested that Nasdaq file with the SEC a notification of removal from listing and registration on Form 25 with respect to the delisting of all shares of Company common stock from Nasdaq and the deregistration of such shares under Section 12(b) of the Exchange Act. Following the effectiveness of the Form 25, the Company intends to file with the SEC a certification on Form 15 requesting the termination of registration of the Company common stock under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Item 16.	Exhibits

Regulation M-A Item 1016(a) through (d), (f) and (g)

(a)(1) Proxy Statement of AgroFresh Solutions, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed concurrently with the SEC and incorporated herein by reference).***

(a)(2) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).***

(a)(3) Letter to AgroFresh Solutions, Inc. Stockholders (included in the Proxy Statement and incorporated herein by reference).***

(a)(4) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).***

(a)(5) Current Report on Form 8-K, dated November 22, 2022 (included in Schedule 14A filed on November 22, 2022 and incorporated herein by reference).*

(a)(6) Current Report on Form 8-K, dated November 23, 2022 (included in Schedule 14A filed on November 23, 2022 and incorporated herein by reference).*

(a)(7) Current Report on Form 8-K, dated January 3, 2023 (included in Schedule 14A filed on January 3, 2023 and incorporated herein by reference).*

(a)(8) Current Report on Form 8-K, dated March 31, 2023.

(b)(1) Debt Commitment Letter, dated December 24, 2022, by and between Project Cloud Holdings, LLC and PGIM, Inc., JPMorgan Chase Bank, N.A., Coöperatieve Rabobank U.A., New York Branch, Brigade Capital Management, LP, Onex Falcon Direct Lending BDC Fund, Onex Credit Finance Corporation and Arbour Lane Capital Management, L.P.**

(c)(1) Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated August 31, 2022.*

(c)(2) Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated September 2, 2022.*

(c)(3) Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated September 8, 2022.*

(c)(4) Discussion Materials of Perella Weinberg Partners LP, dated September 19, 2022.*

(c)(5) Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated October 18, 2022.*

(c)(6) Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated November 4, 2022.*

(c)(7) Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated November 21, 2022.*

(c)(8) Opinion of Perella Weinberg Partners LP, dated November 21, 2022 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(9) Discussion Materials of Evercore Group L.L.C. for the PSP Entities, dated October 21, 2022.**

(d)(1) Agreement and Plan of Merger, dated as of November 21, 2022, by and among Project Cloud Holdings, LLC, Project Cloud Merger Sub, Inc. and AgroFresh Solutions, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).***

(d)(2) Voting and Support Agreement, dated November 21, 2022, by and between AgroFresh Solutions, Inc., Paine Schwartz Partners, LLC, Paine Schwartz Food Chain Fund V GP, L.P., Paine Schwartz Food Chain Fund V GP, Ltd., PSP AGFS Holdings, L.P., Paine Schwartz Partners, LLC, Kevin Schwartz, and, solely for the purposes set forth therein, Paine Schwartz Food Chain Fund V, L.P. (incorporated herein by reference to Annex D of the Proxy Statement).***

(d)(3) Limited Waiver, dated as of October 26, 2022, by and between AgroFresh Solutions, Inc. and Paine Schwartz Partners, LLC (filed as Exhibit 10.1 to AgroFresh Solutions, Inc.’s Current Report on Form 8-K, filed October 27, 2022 and incorporated herein by reference).*

(d)(4) Equity Commitment Letter, dated November 21, 2022, by and between Paine Schwartz Food Chain Fund VI, L.P. and Project Cloud Holdings, LLC.*

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).***

107 Filing Fee Table.*

*            Previously filed with the Transaction Statement on December 21, 2022.
**          Previously filed with the Transaction Statement on February 13, 2023.
***         Previously filed with the Transaction Statement on March 10, 2023.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2023

AGROFRESH SOLUTIONS, INC.

By:	/s/ Clinton A. Lewis, Jr.
Name: Clinton A. Lewis, Jr.
Title: Chief Executive Officer

PROJECT CLOUD MERGER SUB, INC.

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Title: President and Chief Executive Officer

PROJECT CLOUD HOLDINGS, LLC

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Title: President and Chief Executive Officer

PAINE SCHWARTZ FOOD CHAIN FUND V, L.P.

By:	Paine Schwartz Food Chain Fund V GP, L.P.
Its:	General Partner

By:	Paine Schwartz Food Chain Fund V GP, Ltd.
Its:	General Partner

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Title: Director

PAINE SCHWARTZ FOOD CHAIN FUND V GP, L.P.

By:	Paine Schwartz Food Chain Fund V GP, Ltd.
Its:	General Partner

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Title: Director

PAINE SCHWARTZ FOOD CHAIN FUND V GP, LTD.

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Title: Director

PAINE SCHWARTZ FOOD CHAIN FUND VI, L.P.

By:	Paine Schwartz Food Chain Fund VI GP, L.P.
Its:	General Partner

By:	Paine Schwartz Food Chain Fund VI UGP, LLC
Its:	General Partner

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Title: Managing Member

PSP AGFS HOLDINGS, L.P.

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Title: Chief Executive Officer

PAINE SCHWARTZ PARTNERS, LLC

By:	Paine Schwartz Partners Founders, L.P.
Its:	Manager

By:	Paine Schwartz Partners Founders GP, LLC
Its:	General Partner

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Title: Managing Member

KEVIN SCHWARTZ

By:	/s/ Kevin Schwartz